04010729

PROKOM
SOFTWARE SA

FAX

to: **Division of Corporate Finance File No. 82-4700** — **Securities and Exchange Commission, Washington, DC, USA** — **+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 18 Mar 2004 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.7 and 5.1.21 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **SALE OF THE COMPANY'S SHARES**

The Management Board of Prokom Software SA informs, that:

the Company received information, that on 10th and 12th March 2004 Mr Ryszard Krauze – President of the Management Board of Prokom Software SA sold together 46,000 ordinary bearer shares of Prokom Software SA - at the approximately unit price of PLN 214.82 per share.

As the result of this transaction Mr Ryszard Krauze, along with Prokom Investments SA, represent together 3,925,087 shares of Prokom Software SA, which constitute 28.39% of share capital as well as 4,405,567 votes, which entitle to 30.24% votes at the General Shareholders' Meeting of Prokom Software SA.

18 Mar, 2004 Dariusz Górka
Member of the Management Board

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